SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  8)*

STATION CASINOS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III	(702) 367-2411
Chief Executive Officer	2411 W. Sahara Avenue

STATION CASINOS, INC.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank J. Fertitta III ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,895,078

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,895,078

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,895,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lorenzo J. Fertitta ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,068,265

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,068,265

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,068,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
TITLE OF CLASS OF EQUITY SECURITIES: Common Stock, par value $.01 per share
NAME AND ADDRESS OF ISSUER: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 8 to Schedules 13D filed June 10, 1993 for each of Frank J. Fertitta III and Lorenzo J. Fertitta (the "Reporting Persons") is made to reflect the increase in beneficial ownership by the Reporting Persons as a result of the vesting of options to acquire common stock since the date of the Amendment No. 7 to the Schedules 13D filed February 7, 2003, offset in part by certain transactions involving the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock as described in Item 5(C) below.

Item 2.	Identity and Background
(i) (A) NAME: Frank J. Fertitta III
(B) BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(D) CRIMINAL PROCEEDINGS: No
(E) CIVIL PROCEEDINGS: No
(F) CITIZENSHIP: United States

(ii) (A) NAME: Lorenzo J. Fertitta
(B) BUSINESS ADDRESS: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(C) PRINCIPAL OCCUPATION AND BUSINESS ADDRESS: President, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(D) CRIMINAL PROCEEDINGS: No
(E) CIVIL PROCEEDINGS: No
(F) CITIZENSHIP: United States

Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.

Item 4.	Purpose of Transaction

The securities reported are being held by the Reporting Persons for investment purposes. The Reporting Persons may make additional purchases from time to time, subject to applicable law. Any decision to make such additional purchases will depend, however, on various factors, including without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer. At any time, the Reporting Persons may also determine to dispose of some or all of the common stock depending on various similar considerations, subject to applicable law. Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.	Interest in Securities of the Issuer
FRANK J. FERTITTA, III
(A) AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:
8,895,078 (14.7%)

Mr. Frank J. Fertitta III beneficially owns 8,895,078 shares of common stock, or approximately 14.7%, of the outstanding shares of common stock.  The increase in Mr. Frank J. Fertitta III’s beneficial ownership is attributable principally to a net increase in his holdings of vested options to acquire shares of common stock.  On July 15, 2003, options to acquire 562,500 shares of common stock held by Mr. Frank J. Fertitta III vested.  Since February 7, 2003, collectively, options to acquire 585,000 shares of common stock held by Mr. Frank J. Fertitta III have vested.

(B) SOLE VOTING AND DISPOSITIVE POWER: 8,895,078
SHARED VOTING AND DISPOSITIVE POWER: -0-
(C) TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

On July 29, 2003, Mr. Frank J. Fertitta exercised options to purchase 100,000 shares of common stock at a strike price of $12.00 per share and sold the corresponding 100,000 shares of common stock in an open market sale at a price of $29.1265 per share. On July 30, 2003, Mr. Frank J. Fertitta exercised options to purchase 37,500 shares of common stock at a strike price of $12.00 per share and sold the corresponding 37,500 shares of common stock in an open market sale at a price of $29.00 per share.

LORENZO J. FERTITTA
(A) AGGREGATE SHARES AND PERCENTAGE BENEFICIALLY OWNED:
6,068,265 (10.5%)

Mr. Lorenzo J. Fertitta beneficially owns 6,068,265 shares of common stock, or approximately 10.5% of the outstanding shares of common stock.  The increase in Mr. Lorenzo J. Fertitta’s beneficial ownership is attributable principally to a net increase in vested options to acquire shares of common stock held by Mr. Lorenzo J. Fertitta.  Since February 7, 2003, additional options to acquire 164,250 shares of common stock held by Mr. Lorenzo J. Fertitta have vested.

(B) SOLE VOTING AND DISPOSITIVE POWER: 6,068,265
SHARED VOTING AND DISPOSITIVE POWER: -0-
(C) TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2003
Date

/s/ FRANK J. FERTITTA III
Signature

Frank J. Fertitta III
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2003
Date

/s/ LORENZO J. FERTITTA
Signature

Lorenzo J. Fertitta
Name/Title